August 1, 2013

Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	ZELTIQ Aesthetics, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed March 13, 2013
Form 10-Q for the Quarter Ended March 31, 2013
Filed April 26, 2013
File No. 001-35318

Dear Mr. Vaughn:

On behalf of ZELTIQ Aesthetics, Inc. (the “Company”), I am submitting this letter to you in response to your letter of July 30, 2013, which letter set forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K filed by the Company with the Commission on March 13, 2013, and the Form 10-Q filed on April 26, 2013, with the file number set forth above. This letter sets forth the Company’s responses to the Staff’s comments.

For your convenience, we have restated your comments in italics.

Form 10-K for the Year Ended December 31, 2012

Exhibit 31.1 and 31.2

1. We note here and within your March 31, 2013 Form 10-Q that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Please amend the filing to include revised certifications that include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K

RESPONSE:

We will amend our December 31, 2012, Form 10-K and March 31, 2013, Form 10-Q on or before August 7, 2013.

Form 10-Q for the Quarter Ended March 31, 2013

Note 2. Summary of Significant Accounting Policies, page 7

2. We note from pages 21 and 29 that you have started offering co-op advertising programs. Please explain to us how you are accounting for these programs as well as the classifying the related expenditures within your condensed consolidated statements of operations. Cite the accounting literature relied upon and how you applied it to your situation. Refer to the guidance in 605-50 of the FASB Accounting Standards Codification.

RESPONSE:

The Company offers a cooperative advertising program under which it partially reimburses customers for advertising expenditures which promote the Company’s product and brand. The advertising form and branding must meet predefined standards set by the Company. Typically, the opportunity to qualify for such advertising is tied to reaching certain levels of purchases of our consumables. In order to receive payment, customers must submit proof of payment as well as advertising proofs for qualified advertising/marketing expenditures, and the Company reimburses such expenditures up to a maximum of 50% of their consumable purchases in the related quarter.

The second paragraph of ASC 605-50-45 provides the following guidance regarding whether cash payments to a customer should be accounted for as a reduction of revenue or an advertising/marketing expense.

“Cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

•

a. The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

•

b. The vendor can reasonably estimate the fair value of the benefit identified under the preceding condition. If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount shall be characterized as a reduction of revenue when recognized in the vendor’s income statement.”

In the case of ZELTIQ’s cooperative advertising program, ZELTIQ receives the benefit of advertisement of its product offering and promotion of its brand. That benefit is sufficiently separable from the customer’s purpose of selling ZELTIQ’s products because ZELTIQ could have purchased such advertising from another party that does not purchase ZELTIQ’s products (e.g. ZELTIQ could contact and engage the advertising company directly). Therefore, the first condition of paragraph 605-50-45-2 is met. The second condition of the model is also met because the fair value of the advertising is easily verifiable since the customer pays an independent third party for the advertising. In order to obtain reimbursement, the customer is required to submit evidence of the advertising and marketing expenses (i.e. invoices for actual expenses incurred) and samples of the advertising and campaign materials. Such evidence, which can include proofs, pictures, copies of newspapers or magazines in which advertisements are run, or audio or video clips, is reviewed and only amounts related to valid ZELTIQ advertising that is in compliance with the program parameters is reimbursed. As noted above, ZELTIQ reimburses customers for less than the full cost of such advertising.

At the end of the quarter during which a promo has been run by a customer, the customer is required to submit to ZELTIQ the following proofs of performance: (1) a final proof of the ad exactly as it appeared – e.g., tear sheet of a newspaper ad, DVD of a TV spot, or photo of a health fair appearance and (2) a copy of a paid invoice. Submissions must be received by ZELTIQ within 15 days of the end of the advertising quarter. Following receipt of the proofs of performance and internal review for compliance with the program parameters, ZELTIQ will issue a check to “the order of the customer” for the amount equal to fifty percent (50%) of the amount spent by a customer on advertising, up to 50% of the customer’s consumable purchases during each calendar quarter if they spend at least $1,500 on advertising.

Based on the aforementioned factors, management concluded that there is an identifiable benefit received from the customer being the fair value of the advertising campaign which exceeds the value of the consideration paid to the customer, a reduction to revenue is not deemed to be appropriate. Therefore, cooperative advertising reimbursements are recorded as sales and marketing expense.

Undertakings

In connection with responding to the comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ZELTIQ Aesthetics, Inc.

/s/ Patrick F. Williams

Patrick F. Williams

Senior Vice President and Chief Financial Officer